Exhibit 1

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Uruguay corresponding to the headings below that are contained in Exhibit 99.D to Uruguay’s annual report on Form 18-K, for the fiscal year ended December 31, 2016 (the “2016 Annual Report”), as amended. References in this Exhibit 1 to Amendment No. 3 to the 2016 Annual Report (the “Amendment”) to headings and defined terms not contained herein shall be to the corresponding headings in Exhibit 99.D to the 2016 Annual Report, as amended.

SUMMARY

2013	2014	2015	2016(1)	2017(1)
(in millions of US$, except as otherwise indicated)
THE ECONOMY
GDP (in millions of US$ at nominal prices)(2)	US$	57,482	US$	57,277	US$	53,273	US$	52,825	US$	59,227
Real GDP (in thousands of constant 2005 pesos)(2)	Ps.	646,842	Ps.	667,792	Ps.	670,268	Ps.	681,594	Ps.	699,702
% change from prior year	4.6%	3.2%	0.4%	1.7%	2.7%
Consumer price index or CPI (annual rate of change)	8.5%	8.3%	9.4%	8.1%	6.6%
Wholesale price index or WPI (annual rate of change)	6.3%	10.6%	6.6%	(1.9%)%	5.4%
Unemployment rate (annual average)(3)	6.5%	6.6%	7.5%	7.8%	7.9%
Balance of payments(4)
Trade balance (merchandise)	1,078	1,980	1,268	2,041	2,807
Current account	(1,976)	(1,769)	(446)	417	926
Capital account	204	15	175	17	5
Financial account	(1,047)	(1,556)	(700)	(276)	644
Errors and omissions(5)	726	198	(429)	(710)	(286)
Change in Banco Central international reserve assets (period end)	2,981	1,372	(1,677)	(2,189)	2,448
Banco Central international reserve assets (period end)(6)	16,290	(7)	17,555	(8)	15,634	(9)	13,472	(10)	15,963	(11)

PUBLIC FINANCE
Non-Financial Public Sector Revenues	16,948	16,669	15,456	15,471	17,717
Non-Financial Public Sector Primary Expenditures	16,735	16,869	15,337	15,770	17,775
Public Sector Primary Balance	222	(354)	(9)	(288)	(148)
Public Sector Overall Balance (surplus/(deficit))	(1,335)	(1,984)	(1,905)	(2,302)	(2,118)

PUBLIC DEBT
Consolidated public sector debt
Debt with non-residents(12)	17,559	18,406	18,058	17,117	17,831
Debt with residents	15,543	15,120	13,338	16,233	20,890
Total	33,102	33,525	31,396	33,350	38,721
As a % of GDP	57.6%	58.5%	58.9%	63.1%	65.4%
Consolidated public sector external debt service
Amortizations	3,211	3,305	2,965	666	1,471
Interest payments	691	731	809	854	826
Total	3,902	4,036	3,774	1,520	2,297
As a % of exports of goods and services	21.6%	22.0%	24.2%	10.4%	14.2%

(1)	Preliminary data.
(2)	Figures are not adjusted by purchasing power.
(3)	Unemployment population as percentage of the labor force.
(4)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual (Sixth Edition).
(5)	Constitutes a residual item, which is periodically revised as additional information regarding the current and capital and financial accounts becomes available.
(6)	As presented in this chart, gold reserves have been valued at their corresponding market prices as of December 31, 2013, 2014, 2015, 2016, and 2017.
(7)	This amount includes US$5,299 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$2,184 million of other public sector financial institutions.
(8)	This amount includes US$6,768 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$2,771 million of public sector financial institutions.
(9)	This amount includes US$6,584 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$2,457 million of public sector financial institutions.
(10)	This amount includes US$5,542 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$2,481 million of public sector financial institutions.
(11)	This amount includes US$5,558 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$2,461 million of public sector financial institutions.
(12)	Excludes interest on non-resident banking deposits.

Source: Banco Central

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

The following tables set forth information regarding GDP and expenditures for the periods indicated. The figures included in the table entitled “GDP by Expenditure” are based on current (nominal) prices for each year, whereas the percentage figures included in the table entitled “Change in GDP by Expenditure” are based on 2005 prices (in accordance with the Integral Revision of the National Accounts published by Banco Central in March 2009) to eliminate distortions introduced by changes in relative prices.

GDP and Expenditures(1)

(millions of 2005 pesos, except as otherwise indicated)

	As of December 31,
	2016	2017
GDP	Ps. 681,594	Ps. 699,702
Imports of goods and services	220,291	219,471

Total supply of goods and services	901,885	919,173
Exports of goods and services	(195,621)	(210,441)

Total goods and services available for domestic expenditures	Ps. 706,264	Ps. 708,732

Allocation of total goods and services:
Consumption (public and private)	572,901	593,749
Gross investment (public and private)	133,363	114,983

Total domestic expenditures	Ps. 706,264	Ps. 708,732

(1)	Preliminary data.

Source: Banco Central.

GDP by Expenditure(1)

(% of total nominal GDP, unless otherwise indicated)

	As of December 31,
	2016	2017
Government consumption	14.5%	14.3%
Private consumption	66.1	66.8
Gross fixed investment	19.0	16.7
Public sector (% of gross fixed investment)	4.8	3.9
Private sector (% of gross fixed investment)	14.2	12.8
Exports of goods and services	21.4	21.6
Imports of goods and services	19.9	18.4

(1)	Preliminary data.

Source: Banco Central.

Change in GDP by Expenditure

(% change from previous period, except as otherwise indicated, 2005 prices)

2017/2016(1)
Government consumption	(1.3)%
Private consumption	4.4
Gross fixed investment	(15.5)
Public sector (% of gross fixed investment)	(29.6)
Private sector (% of gross fixed investment)	(11.3)
Exports of goods and services	7.6
Imports of goods and services	(0.4)

(1)	Preliminary data.

Source: Banco Central.

Principal Sectors of the Economy

The following tables set forth the components of Uruguay’s GDP and their respective growth rates for the periods indicated.

GDP by Sector(1)

(in millions of US$ and % of GDP, nominal prices)

	2016			2017
Primary activities(2)	US$	3,351	6.3%	US$	3,306	5.6%
Manufacturing		6,771	12.8		6,933	11.7
Electricity, gas and water		1,401	2.7		1,628	2.7
Construction		5,080	9.6		5,570	9.4
Commerce, restaurants and hotels		6,871	13.0		8,331	14.1
Transportation, storage and communications		2,844	5.4		3,205	5.4
Other services (3) (4)		21,817	41.3		24,739	41.8
Net adjustments(5)		4,689	8.9		5,514	9.3
Total GDP		52,825			59,227

(1)	Preliminary data.
(2)	Data includes agriculture, livestock, fishing and mining.
(3)	Includes public sector services and other services.
(4)	Includes real estate, business, financial and insurance services.
(5)	Payments made by financial institutions and import tariffs.

Source: Banco Central.

GDP by Sector

(% change from previous period, except as otherwise indicated, 2005 prices)

2017/2016(1)
Primary activities(2)	(1.5)%
Manufacturing	(3.5)
Electricity, gas and water	1.2
Construction	(6.0)
Commerce, restaurants and hotels	7.5
Transportation, storage and communications	8.5
Other services (3) (4)	(0.8)
Total GDP	2.7

(1)	Preliminary data.
(2)	Data includes agriculture, livestock, fishing and mining.
(3)	Includes public sector services and other services.
(4)	Includes real estate, business, financial and insurance services.

Source: Banco Central.

Uruguay’s GDP increased 2.7% during 2017 compared to 2016. The sectors that primarily contributed to real GDP growth were transportation, storage and communications, and commerce, restaurants and hotels.

Growth in the transportation, storage and communications sector (8.5% in 2017 compared to 2016) was mainly driven by an increase in telecommunications.

Growth in the commerce, restaurants and hotel sector (7.5% in 2017 compared to 2016) was mainly the result of an increase in the demand for tourism services.

Primary activities, however, contracted 1.5% in 2017 compared to 2016, mainly due to a contraction in the agriculture and dairy sectors, which was partially offset by an expansion in the livestock sector.

The manufacturing sector contracted 3.5% in 2017 compared to 2016, mainly as a result of scheduled maintenance work at the state-owned oil refinery.

The construction sector contracted 6.0% in 2017 compared to 2016, primarily as a result of reduced investment in public works, in particular, those related to wind power generation.

Employment, Labor and Wages

Employment

Estimates of the National Statistics Institute indicate that the average nationwide unemployment rate stood at 6.9% and 8.5% in December 2017 and January 2018, respectively, compared to 7.7% and 8.1% in December 2016 and January 2017, respectively, while the average nationwide employment rate stood at 58.2% and 57.3% in December 2017 and January 2018, respectively, compared to 58.6% and 57.3% in December 2016 and January 2017, respectively.

Wages

For the 12-month period ended February 28, 2018, average real wages increased by 2.9% compared to 1.7% for the 12-month period ended February 28, 2017.

FOREIGN MERCHANDISE TRADE

Merchandise exports for the 12-month period ended January 31, 2018 totaled US$7.9 billion, compared to US$7.1 billion for the same period in 2017. Merchandise imports totaled US$8.0 billion for the 12-month period ended January 31, 2018, compared to US$7.7 billion for the 12-month period ended January 31, 2017.

Merchandise trade for the 12-month period ended January 31, 2018 recorded a deficit of US$21 million, compared to a deficit of US$610 million for the 12-month period ended January 31, 2017.

FOREIGN TRADE ON SERVICES

During 2017, gross tourism receipts increased by 27.9% and the number of tourist arrivals increased by 18.4%, mainly driven by a 24.1% increase in visitors from Argentina.

BALANCE OF PAYMENTS

On 29 September 2017, Banco Central released a new version of balance of payments and international investment position data going back to 2012. The new data conform for the first time to the principles outlined in the sixth edition of the International Monetary Fund’s Balance of Payments Manual (BPM6). Further, Banco Central took advantage of the opportunity to make other improvements to its data collection methodology, including widening the sample of firms surveyed, from approximately 200 corporate groups to approximately 490.

An important source of compositional changes in the balance of payments data occurs through new coverage of intermediation activities by so-called “merchanting” firms in the new surveys. Resident merchanting firms purchase goods (mostly commodities) from non-residents and subsequently resell them to non-residents, without the goods entering the economic territory of Uruguay. These international trade intermediation activities were not accounted for under the previous methodology.

Current and Capital Account

Uruguay’s current account balance in 2017 recorded a net inflow of US$926 million (1.6% of GDP), compared to a net inflow of US$417 million (0.8% of GDP) for 2016. This increase in net inflow was mainly due to a US$4.0 billion positive trade balance, which more than offset a primary income deficit of US$3.4 billion.

Financial Account

In 2017, the financial account (including non registered movements recorded as errors and omissions), presented net outflows of US$930 million, compared to net outflows of US$434 million in 2016. This increase in net outflows was due to net outflows from the public sector, which were partly offset by net inflows from the private sector.

International Reserves

As of March 28, 2018, the international reserve assets of Banco Central totaled US$16.4 billion, including US$5.6 billion in reserves and voluntary deposits of the Uruguayan banking system.

MONETARY POLICY AND INFLATION

Monetary Policy

Aggregate M1 interannual average growth in the 12-month period ended February 28, 2018 stood at 12.9%, below the target range set by Banco Central of 14% - 16% for the first quarter of 2018. This growth was driven by increased transactional demand for money as a result of an increase in the level of activity and portfolio reallocation towards Uruguayan peso-denominated assets.

Inflation

The following table shows changes in consumer prices (CPI) and wholesale prices (WPI) for the periods indicated.

	Percentage Change from Previous Year at Period End
	Consumer Prices	Wholesale Prices
For the 12 months ended March 31, 2018	6.65%	4.94%

Source: National Institute of Statistics.

The 12-month rolling consumer price inflation rate stood at 6.65% in March 2018, within the target range set by the Banco Central of 3%-7%. For the 12-month period ended March 31, 2018, wholesale price inflation stood at 4.94%.

The weighted average annual interest rate for 91- to 180-day term deposits in U.S. dollars in the banking system was 0.2% and 0.2% in February 2018 and February 2017, respectively. The weighted average annual interest rate for 91- to 180-day term deposits in pesos in the banking system was 5.6% and 6.5% in February 2018 and February 2017, respectively.

Foreign Exchange

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.

Exchange Rates (1)

(pesos per US$)

	High	Low	Average	Period-End
For the 12 months ended March 31, 2018	29.663	27.809	28.657	28.354

(1)	Daily interbank end-of-day bid rates.

Source: Banco Central.

PUBLIC SECTOR FINANCES

For the year ended December 31, 2017, Uruguay’s overall public sector deficit represented approximately 3.5% of GDP, compared to the overall public sector deficit of 3.3% of GDP budgeted for such year. In the 12-month period ended February 2018, Uruguay’s overall public sector deficit represented approximately 3.5% of GDP, a decrease from the overall public sector deficit of 3.8% of GDP for the 12-month period ended February 2017.

PUBLIC SECTOR DEBT

Domestic Debt

Between December 31, 2016 and December 31, 2017, the central government issued peso-denominated nominal and peso-denominated CPI-linked treasury notes for an aggregate principal amount equivalent to US$706 million. Between January 1, 2018 and as of March 31, 2018, the central government issued CPI-linked treasury notes for an aggregate principal amount equivalent to US$224 million.

External Debt

In September 2017, Uruguay completed a series of transactions, including the issuance of its nominal peso-denominated Global Benchmark Bonds due 2028, for an aggregated principal amount of US$1.1 billion equivalent, of which US$200 million principal amount were issued in exchange for Global UI Bonds due 2018 and Global USD Bonds due 2022 and 2024.

The following table sets forth the total public external debt, net of international reserve assets and certain other assets of Banco Central, as of December 31, 2017.

Total Public External Debt, Net of International Reserve Assets

(in millions of US$)

	As of December 31, 2017(1)
Total gross public external debt	US$	17,831
Less external assets:
Non-financial public sector		128
Banco Central		16,861
Of which:
Banco Central international reserve assets(2)		15,963
Other assets		898
Total public external debt, net of assets	US$	842

(1)	Preliminary data.
(2)	Gold valued for each period at London market prices at end of period.

Source: Banco Central.

Total Debt

The gross public debt totaled US$38.7 billion as of December 31, 2017, compared to US$33.3 billion as of December 31, 2016.

As of December 31, 2017, 42% of the total gross public debt was denominated in foreign currencies and 58% in Uruguayan pesos, compared to 53% and 47%, respectively, as of December 31, 2016.